UNITED ST/
SECURITIES AND EXCHA
SECURITIES AND ~~~ COMMISSION Washington, D.



OMB APPROVAL
Number: 3235-0123
es: February 28, 2010
nated average burden
s per response......12.00

RECEIVED
MAR 2 5 2010
DIVISION OF MARKET REGULATION

ANNUAL AUDIT
FORM X-17A-5 Ⓡ
PART III

10028733

SEC FILE NUMBER
8- 52-174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1/1/09___ AND ENDING ___12/31/09___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Horizons Asset Management Group LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____
(No. and Street)

_____
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor & O'Connor LLP
_____
(Name – if individual, state last, first, middle name)

_____
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

O'CONNOR & O'CONNOR, LLP
Certified Public Accountants

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING
AGREED UPON PROCEDURES RELATED TO AN ENTITY'S
SIPC ASSESSMENT RECONCILIATION

To the Members
New Horizons Asset Management Group, L.L.C.
Newburgh, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by New Horizons Asset Management Group, L.L.C. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC., solely to assist you and the other specified parties in evaluating New Horizons Asset Management Group, L.L.C.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). New Horizons Asset Management Group, L.L.C.'s management is responsible for the New Horizons Asset Management Group, L.L.C.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor + O'Connor LLP

Central Valley, New York
March 16, 2010